SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Craft Brewers Alliance, Inc

(Name of issuer)

Common Stock, par value $0.005

(Title of class of securities)

757473 10 3

(CUSIP number)

Thomas Larson

Anheuser-Busch Companies, Inc.

One Busch Place

St. Louis, MO 63118-1852

Telephone: (314) 577-2000

(Name, address and telephone number of person authorized to receive notices and communications)

December 3, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240. 13d-l(f) or 240. 13d-I(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757473 10 3
1.	Names of reporting persons. Anheuser-Busch Companies, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,069,047 *
	8.	Shared voting power - 0 -
	9.	Sole dispositive power 6,069,047 *
	10.	Shared dispositive power - 0 – * Shares are subject to contractual restrictions on transfer. See Item 4
11.	Aggregate amount beneficially owned by each reporting person 6,069,047
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 32.5%
14.	Type of reporting person (see instructions) CO

CUSIP No. 757473 10 3
1.	Names of reporting persons. Busch Investment Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,069,047 *
	8.	Shared voting power - 0 -
	9.	Sole dispositive power 6,069,047 *
	10.	Shared dispositive power - 0 – * Shares are subject to contractual restrictions on transfer. See Item 4
11.	Aggregate amount beneficially owned by each reporting person 6,069,047
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 32.5%
14.	Type of reporting person (see instructions) CO

CUSIP No. 757473 10 3

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, this Amendment No. 8 amends the Schedule 13D dated August 22, 1995, amended by Amendment No. 1 dated May 19, 2004, Amendment No. 2 dated June 30, 2004, Amendment No. 3 dated September 13, 2005, Amendment No. 4 dated January 3, 2007, Amendment No. 5 dated November 13, 2007, Amendment No. 6 dated June 20, 2008 and Amendment No. 7 dated August 12, 2010. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D (as previously amended). All defined terms shall have the same meaning as previously ascribed to them in the Schedule 13D (as previously amended), unless otherwise noted.

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

Item 5. Interest in Securities of the Issuer.

Busch Investment Corporation (“BIC”), an indirect subsidiary of ABC, has been the record holder of the shares of CBA since the origination of the investment in Redhook and Widmer. On December 3, 2010, BIC transferred all shares of common stock of CBA held by it (6,069,047 shares) to ABC, and no longer has any interest in such shares. The transfer will not affect ABC’s relationship with CBA, the voting of the shares or any other action taken with respect to CBA or its shares. Henceforth, BIC will no longer be a filing person with respect to CBA.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2010

ANHEUSER-BUSCH COMPANIES, INC.

By:	/s/ Thomas Larson
Name:	Thomas Larson
Title:	Assistant Secretary

BUSCH INVESTMENT CORPORATION

By:	/s/ Thomas Larson
Name:	Thomas Larson
Title:	Secretary